

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2020

Barry Engle
Chief Executive Officer
Qell Acquisition Corp.
505 Montgomery Street, Suite 1100
San Francisco, CA 94111

> **Re: Qell Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted August 14, 2020**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted September 8, 2020**
> **CIK No. 0001821171**

Dear Mr. Engle:

We have reviewed both your draft registration statement and your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting a second amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your second amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Management, page 105

1. Please revise to clarify the business experience of your Chief Financial Officer, Mr. Gabbita, to include his principal occupations and employment during the past five years. In particular, please revise to clearly provide disclosure regarding Mr. Gabbita's roles at OGCI Climate Investments and Element Partners. See Item 401(e) of Regulation S-K.

Amendment No. 1 to Draft Registration Statement on Form S-1

Limited Payments to Insiders, page 31

2.   We note your disclosure regarding limited payments to insiders to include "possible payment of up to an aggregate of $5,000,000 in bonus payments for promotional services to any director meeting predetermined criteria for such bonus payment." Please revise your disclosure here to describe the criteria to which you refer or revise your Executive and Director Compensation disclosure at page 112 accordingly.

        You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Heidi Mayon